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                                         [COMPUTERSHARE LOGO]
                                                               INVESTOR SERVICES

                        Computershare Trust Company of Canada
                                        100 University Avenue
                                             Toronto, Ontario
                                                      M5J 2Y1
                                     Telephone 1-800-663-9097  CANADA
                                        www.computershare.com  Australia
                                                               Channel Islands
                                                               Hong Kong
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July 31, 2003

To:  Alberta Securities Commission
     British Columbia Securities Commission
     Manitoba Securities Commission
     Office of the Administrator, New Brunswick
     Securities Commission of Newfoundland
     Nova Scotia Securities Commission
     Ontario Securities Commission
     Registrar of Securities, Prince Edward Island
     Commission des valeurs mobilieres du Quebec
     Saskatchewan Securities Commission
     Securities Registry, Government of the Northwest Territories
     Registrar of Securities, Government of the Yukon Territories
     Nunavut Legal Registry
     The Toronto Stock Exchange
     The New York Stock Exchange
     U.S. Securities & Exchange Commission

Dear Sirs:

SUBJECT:          CELESTICA INC.

We confirm that the following English material was sent by pre-paid mail on July 30, 2003 to the registered shareholders of Subordinate Voting Shares of the subject Corporation:

     1.       Second Quarter Financial Results ended June 30, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,


(Signed)
Brian Robinson
Assistant Account Manager
Stock Transfer Services
(416) 263-9421
(416) 981-9800 Fax

c.c.   Celestica Inc.